Item 77I 	Deutsche Strategic Equity
Long/Short Fund (a series of
Deutsche Market Trust)

The Class B shares of Deutsche Strategic
Equity Long/Short Fund were converted to Class A shares effective on or about
February 10, 2016. Effective on or about
February 12, 2016, the Fund's "Class B"
class of shares was terminated by action of the Fund's Board of Trustees. The conversion of the Fund's Class B shares was not a taxable event and no CDSC charges were imposed at the time of exchange.